OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
December 27, 2019

PT Motion Works, Inc.



UP TO $1,069,999 OF Series D-3 Preferred Non-Voting Shares

MINIMUM TARGET OF $9,996

PT Motion Works, Inc. ("PT", "we", or the "Company") is offering up to $1,069,999 worth of the Company's Series D-3 Preferred Non-Voting Shares. The minimum target offering is $9,996 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $9,996. If the Company does not raise its Target Amount, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $1,069,999 on a first come, first served basis. If the Company reaches its target amount, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

The Company's Business

PT Motion Works, Inc., a Delaware Corporation, began operations as PT Motion Works, LLC, a California limited liability company, on November 20, 2007. PT Motion Works, Inc. was organized in the State of Delaware on August 13, 2009.

The Company is located at 740 E. Solana Circle, Solana Beach, CA 92075.

The Company's website is www.elliptigo.com.

Further information about the Company and its business appears on the Company's profile page on StartEngine and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Description of the Business

PT Motion Works, Inc. began operations as PT Motion Works, LLC, a California limited liability company, on November 20, 2007. PT Motion Works, Inc. was organized in the State of Delaware on August 13, 2009. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated was the parent of its own wholly owned subsidiary, ElliptiGO, Ltd., based in the United Kingdom. ElliptiGO, Ltd. was dissolved in 2018 and all of its assets were transferred to ElliptiGO Incorporated.

Through ElliptiGO Incorporated, the Company designs, markets, sells and distributes elliptical bikes, stand-up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. Stand-up bikes use a circular motion and are designed to give a full-body workout in a simpler, lighter and less expensive form factor. Both product families provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective.

Principal Products and Services

We currently offer seven bicycle products: the stand-up bike family consisting of the ElliptiGO SUB, ElliptiGO RSUB, and ElliptiGO MSUB; the long-stride elliptical bike family consisting of the ElliptiGO 3C, ElliptiGO 8C and ElliptiGO 11R; and the compact-stride elliptical bike family consisting of the ElliptiGO Arc 8. We also offer for sale various accessories, parts, apparel, trainers, and car racks.

Competition

Our primary competition consists of bicycles and indoor elliptical trainers. We believe that those are the substitute products that our target customers are purchasing instead of ElliptiGO products. The primary advantages these categories appear to have over our products are awareness, price point and general acceptance in society. We have made great strides in all three of these areas and we plan to continue to attack them by investing in marketing and product development, and getting more influencers and customers riding our bikes. After our primary competition of bicycles and indoor elliptical trainers, there are a handful of companies making elliptically-driven outdoor products that compete with the ElliptiGO. We do not believe that any of these companies has achieved enough scale to materially impact our business. We also believe that these competitors infringe on one or more patents that we hold. We have not enforced our intellectual property against them yet because they do not appear large enough to make doing so economically profitable for us and they do not appear to be adversely impacting our sales. However, if they begin to materially impact the market, then we will likely enforce our intellectual property against them.

Additionally, we are constantly on the lookout for a credible player to launch a competitive product and expect that will happen in the near future.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The Team

Officers and Directors

The below identifies the principal people associated with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Executive Officers:				
Bryan Pate	CEO	46	January 1, 2009	Yes
Brent Teal	Chief Technical Officer	46	January 1, 2009	Yes
Beth Visscher	Vice President of Operations	40	December 13, 2010	Yes
Bryce Whiting	Vice President of Sales	47	July 3, 2009	Yes
Directors:				
Bryan Pate	Director	46	January 1, 2009	Yes
Brent Teal	Director	46	January 1, 2009	Yes

Bryan Pate

Bryan co-founded the Company in 2008 and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts in the semiconductor equipment industry, and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.

Brent Teal
Brent co-founded the Company in 2008 and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of experience designing and building new products for a wide range of industries. He is a former competitive ultramarathoner and Ironman triathlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

Bryce Whiting
Bryce joined the Company in 2009 and leads the Company's sales and marketing efforts. He has more than 20 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a naval officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed more than a dozen marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.

Beth Visscher
Beth joined the Company in December 2010 and leads the Company's customer service and operations teams. She has more than 15 years of experience gained from operations roles at several companies, including DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business

General market conditions may change at any given time and impact the likelihood of our success

Market conditions are in a constant state of flux, which results in a certain level of unpredictability and risk for our Company. Because we sell an expensive consumer product, if there is a downturn in the economy or some other event that reduces discretionary spending among US consumers, our Company could be significantly and adversely impacted. This, in turn, could significantly and adversely impact the value of your investment.

A majority of the Company's Common Stock is owned by the Company's Directors, whose interests may differ from those of the other stockholders
As of the date of this Offering Memorandum, the Company's Directors own approximately 47% (Brent Teal – 24.53% and Bryan Pate – 22.19%) of the shares of the Company's issued and outstanding Common and Preferred Stock. Therefore, with the concurrence of a small percentage of the remaining Stockholders, the Company's Directors will be able to control the management and affairs of the Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of the Company's other stockholders.

Our patents and other intellectual property could be unenforceable or ineffective
One of the Company's most valuable assets is its intellectual property. We currently hold 43 issued patents, exclusive licenses to two additional patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our portfolio are our patents and that much of the Company's current value depends on the strength of these patents. The Company has 2 additional patents pending and intends to continue to file additional patent applications and build its intellectual property portfolio.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue coming in from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

Patents are limited in their impact to the country of issue. The Company currently possesses the rights to one or more issued patents in Australia, China, Canada, France, Germany, Taiwan, the UK, and the US. All patents are not created equal and our patent portfolio is weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. We may also choose to abandon one or more of these patents in order to avoid paying ongoing maintenance fees or for some other reason. Depending on what patents are rendered unenforceable or abandoned, that result could have an adverse impact on the strength of intellectual property portfolio. That, in turn, could adversely impact the value of your investment.

The Company has entered into sublicensing discussions with three other entities so far. One of these discussions resulted in the consummation of a sublicense. During these discussions, one potential sublicensee raised concerns that the patents we license are unenforceable and/or voidable under the doctrines of "anticipation" and "inequitable conduct." The "anticipation" challenge means that they believe there is prior art that invalidates some of the patent claims and the "inequitable conduct" challenge means that they believe the inventor acted in bad faith during the patenting process.

If the inequitable conduct argument proved meritorious in litigation, the patent would be rendered void. If the anticipation claim were successful, then those portions of the patent pertaining to the potential sublicensee's device might not be enforceable, although the remaining claims could remain enforceable. We disagree with these contentions and we believe that we will be able to successfully enforce these patents against competitors. However, we may be incorrect in our analysis and if either or both of these contentions are valid, then one or both of the patents we license could become unenforceable which could significantly impact the value of your investment.

Existence of other patents
Because our product is a mechanical device related to the bicycle, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad.

Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if we do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation.

Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we "win" an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we "lose" an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.

Enforcing our patents could be too expensive

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Some of our patents will begin to expire in the next 10 years

We currently hold 43 issued patents. Our U.S. utility patents make up the bulk of our portfolio and have a life of 20 years from the date of filing. Our earliest filed utility patents will expire in November of 2026. Our earliest filed design patents will expire in March of 2025. The two patents we license will expire in September 2021. Other patents we have filed will expire in 2029 and beyond. Once a patent expires it is no longer enforceable. However, patents that have not yet expired that cover other aspects of the same invention can be enforced. As our patents expire, if we are not able to develop and protect additional technological advances, the value of our intellectual property portfolio could diminish, resulting in a loss of value for the company and a weaker competitive position in the market, which could adversely impact the value of your investment.

Industry is unproven

The elliptical and stand-up bicycles are new products that we have recently introduced into the crowded field of outdoor fitness devices. Regardless of any current perceptions of the market, it is entirely possible that our products will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create an outdoor elliptical or stand-up bike that generates significant sales, rendering our intellectual property worthless.

We have launched a product that overlaps with two well established industries – bicycles and elliptical trainers. It could be very difficult to persuade a large number of the participants in these industries to try something new and expensive. The Company will only be able to create value if people are persuaded to buy elliptical or stand-up bikes. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment could depreciate significantly.

Credit might not be available when we need it

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for our company to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing the equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to shut down our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to shut down our sales activity, this lack of credit availability could result in the Company performing below expectations, which could adversely impact the value of your investment.

There are potential competitors who could be better positioned to take the market
The bicycle and fitness industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Latent design or manufacturing defect
Although we have done extensive testing on our existing products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of the product would be expensive and could significantly impact the value of the company.

Our products have been involved in three product recalls since 2010. The first took place in October 2012 and affected approximately 200 ElliptiGO 11Rs. It was the result of a manufacturing defect in the carbon fiber drive arms that reduced the strength of the part. We are aware of four instances where a carbon fiber drive arm broke during normal operation and no injuries were reported. Because there were so few customers involved, we were able to contact all them and replace all of their drive arms. We also switched drive arm suppliers as a result of this issue.

In October 2013 we initiated our second recall. This recall involved approximately 8,000 ElliptiGO 3C, 8C and 11R models. This recall was prompted by a single fork getting through our manufacturing process and quality control checks without being properly welded and ten instances where a drive arm had detached from its respective crank arm because of overtightened screws. One person fell after their drive arm detached, causing minor lacerations. They did not make a request for compensation for any injuries. This recall was concluded in 2014.

In October 2017, SRAM, the company that supplies some of the brakes for our products, initiated a recall on the model of brakes that were installed on our 11R model. The recall affected approximately 500 11Rs. SRAM was responsible for the entire recall process and remedied the problem. As a result, the cost to us was very low and we do not expect any subsequent issues from brake failures.

Recalls are an inherent risk in this industry and we expect that there will be additional recalls affecting our products in the future. We now thoroughly understand the recall process and have established procedures to deal with recalls in the future.

Our new products could fail to achieve the sales traction we expect
In the past two years we have introduced three new bike products and are on the verge of launching our first indoor trainer product. Our growth projections are based on an assumption that these products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that these new products will fail to gain market acceptance for any number of reasons. If they fail to achieve

significant sales and acceptance in the marketplace, this could materially slow our growth and adversely impact the value of your investment.

Technological challenges
As we continue to innovate, we may discover technological challenges that we are unable to overcome. These could prevent us from launching a product that gains the kind of traction we would need to deliver on our growth projections. These assumptions are tied to our ability to deliver a mass consumer product. If we are unable to solve the technological challenges required to deliver a successful product for the mass market, that could adversely impact the value of your investment.

Likelihood of product liability lawsuits
We sell a product that enables people to propel themselves at high speeds and requires balance, coordination, and skill to use. Thousands of people are injured or killed every year using bicycles, skateboards, scooters, and other devices that are similar to our products. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products.

To date we have been named in two product liability lawsuits. Both were settled for less than $100,000 combined without us admitting any kind of fault. In total, these two cases cost us around $10,000 combined and our insurance company paid the remainder. We have resolved two other situations where a customer was injured in connection with our products before a lawsuit was filed. One was related to a load wheel that failed during use and the other was related to an improperly assembled pedal. Both of these were resolved for less than $100,000 combined and cost us around $10,000 total. Our insurance company and manufacturer together covered the remainder. The load wheels have been redesigned and our policies regarding wheel lifespan and the need to replace cracked load wheels have been updated to address the underlying issue that caused the injury. Our pedal assembly and inspection processes as well as our product assembly and inspection processes have been revised to dramatically reduce the likelihood of this issue happening again.

As we get more and more of our products into the field, the likelihood of facing product liability lawsuits also increases. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our operating subsidiary or force us to halt operations indefinitely, which would significantly reduce the value of your investment.

We could fail to achieve the growth rate we expect even with additional investments
We expect to generate a significant amount of growth from the investments we will make into marketing following this fundraise. However, it is possible that we will not generate a significant increase in sales volume as a result of our marketing efforts. If this is the case, we may be forced to shut down this additional marketing spend. This could lengthen the time it takes for us to achieve our revenue goals and reduce the value of the company, thereby reducing the value of your investment.

We are subject to changes in foreign currency exchange rates
We purchase our products in New Taiwan dollars from our partner in Taiwan. As a result, the price we pay for our products in U.S. dollars depends on the exchange rate between the U.S. dollar and the New Taiwan dollar. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the New Taiwan dollar, our products will likely cost us more to purchase and adversely impact the economics of our business and your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, we will need to attract and hire additional employees in sales, marketing, engineering, operations,

finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Reliance on third-parties
We rely on third-parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third-parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. Additionally, a disruption in our manufacturer's operations or at one of our key suppliers could adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third-parties and their performance.

We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us
We extend credit terms to many of our retail partners in the United States. The retail industry has been in quite a bit of turmoil recently and this includes specialty retailers across all three of our channels (specialty bicycle, specialty fitness, and specialty running). As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay us debts owed and force us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash which we may need to fund the business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the marketplace. This could curtail our growth and adversely impact the value of your investment.

To date we have been involved in one bankruptcy proceeding of a retail partner. In November 2018, Performance Bicycles ("Performance") declared bankruptcy. This action resulted in the loss of 65 stores that were selling ElliptiGO products, representing 25% of our total number of retail outlets and approximately 40% of our revenue from retailers. At the time of the bankruptcy filing Performance owed us $272,000 for product that we had already delivered to them that year. The bankruptcy case is almost resolved and it appears that we will be receiving somewhere between $3,000 and $5,000 as a result of the case within the next few months.

We believe that our current set of retail partners are in good economic health and we do not foresee a major partner going out of business in the next 12 months. That is difficult for us to fully anticipate, however, so we have changed our policy with regards to the extension of credit to retailers. Currently, no retail partner has more than $50,000 in accounts receivable. However, even if we do not lose much money in a future bankruptcy, the consolidation of retail and the loss of additional retail partners because of bankruptcy could negatively impact our sales in the future and have a materially adverse impact on your investment.

There are many other risks related to this investment, some of which are unforeseeable at this time, any of which could cause the loss of some or all of your investment. We want you to be fully cognizant of the uncertainty of your investment's outcome and have tried to list in this document a representative sampling of the risks involved. You should realize that investing in early stage companies is inherently risky and you could lose your entire investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Risks related to the Series D-3 Preferred Non-Voting Shares

You don't have voting rights and our Directors effectively control the company, meaning they can likely do anything, including modifying our business plan and selling assets of the Company, without your approval
The Series D-3 Preferred Non-Voting Shares we are offering are non-voting, so you will not be able to influence our policies, such as the Company selling assets, the structure of our business, and how we decide to grow the business. In addition, you will not be able to influence any corporate matters, including the election of directors, changes to the Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action typically requiring stockholder approval. The class and voting structure of our stock has the effect of concentrating voting control with a few of our larger stockholders, and some of these larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities together can make all major decisions regarding the company. As your stock is non-voting, you will not have a say in these decisions.

This offering allows for "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once the Company meets its target amount for this offering, it has the option to request that StartEngine instruct the escrow agent to disburse offering funds to the Company. If that happens, then those investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amended to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 10% or more equity in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power prior to the Offering

Brent Teal	1,050,000 Common Stock	24.53%
Bryan Pate	950,000 Common Stock	22.19%

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

We are offering shares of Series D-3 Preferred Non-Voting Shares (the "Preferred Shares") to investors in this Offering. A copy of the Amended and Restated Certificate of Incorporation is available on our StartEngine offering page and as Exhibit E to the Form C of which this Offering Memorandum forms a part. The following summary is qualified by full terms available in the Amended and Restated Certificate of PT Motion Works, Inc.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $1,069,999.

The minimum investment in this Offering is $700.

THE COMPANY'S OTHER SECURITIES AND OBLIGATIONS

Common Stock: 6,000,000 authorized and 2,120,146 outstanding. Preferred Stock: 3,000,000 authorized and 2,314,525 outstanding.

Common Stock

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Common stockholders participate in distributions from the Company pro rata after the preference has been paid out to the Preferred Stockholders as described below.

Stock Options and Other Obligations

In 2009, the Company established the PT Motion Works, Inc. 2009 Stock Option and Grant Plan, which was amended and restated in June 2016 as the Amended and Restated PT Motion Works, Inc. 2009 Stock Option and Grant Plan. That plan provides for options on up to 450,000 shares of common stock to be granted to employees and consultants based on the judgment of the Board of Directors. Since 2009, options for 12,026 underlying shares have been exercised. Currently, options for 403,726 underlying shares are granted and outstanding and options for 34,248 underlying shares remain reserved and unissued.

In 2019, the Company entered into contracts with two key employees who are not Directors to provide them with a performance bonus if there is a successful Company exit. This bonus is contingent upon the size of the exit and ranges from $0 if the exit results in no distribution to the holders of common stock, up to $829,511 in the event that there is an exit of $100,000,000 or more.

Preferred Stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock:
- 200,000 shares are designated as Series A-1 Preferred Stock and are issued and outstanding;
- 163,550 shares are designated as Series A-2 Preferred Stock, 163,549 of which are issued and outstanding;
- 242,422 shares are designated as Series A-3 Preferred Stock, 242,422 of which are issued and outstanding;
- 545,000 shares are designated as Series A-4 Preferred Stock, 540,693 of which are issued and outstanding;

- 450,000 shares are designated as Series B Preferred Stock, 415,000 of which are issued and outstanding;
- 166,682 are designated as Series C Preferred Stock, 166,682 of which are issued and outstanding;
- 176,000 are designated as Series C-1 Preferred Stock, 174,226 of which are issued and outstanding;
- 620,000 are designated as Series D Preferred Stock, 258,108 of which are issued and outstanding;
- 153,846 are designated as Series D-1 Preferred Non-Voting Stock, 153,845 of which are issued and outstanding
- 142,857 are designated as Series D-2 Preferred Stock, none of which are issued or outstanding; and
- 160,000 are designated as Series D-3 Preferred Non-Voting Stock, none of which are issued or outstanding.

The Company is offering Series D-3 Preferred Non-Voting Stock in this offering, which contains substantially similar rights, preferences, and privileges, as other series of preferred stock, except as described below. The Company is currently offering the Series D-2 Preferred Stock in an offering concurrent with this offering, made under Rule 506(c) under the Securities Act, at the same price as the Series D-3 Preferred Non-Voting Stock.

Conversion Rights

Shares of preferred stock are convertible, at the option of the holder, at any time, into fully-paid nonassessable shares of the Company's common stock at the then-applicable conversion rate. At the date of this Offering Memorandum, the conversion rate for each series of preferred stock is one share of common stock, per one share of preferred stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of common stock.

Additionally, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate net cash proceeds to the Company of not less than $20,000,000, or, in the case of each series, upon the receipt by the Company of a written request for such conversion from the holders of 66 2/3% of the then outstanding shares of that particular series voting as a single class and on an as-converted basis. Shares converted automatically will convert in the same manner as a voluntary conversion.

Voting Rights

Holders of Series D-3 Non-Voting Preferred Shares (which are being offered in this offering) will not have voting rights. However, each holder of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock, and Series D-2 (the "Voting Preferred Shares") is entitled to that number of votes equal to the number of votes of shares of common stock into which such shares are convertible. Fractional votes are not permitted and if the conversion of preferred shares results in a fractional share, it will be disregarded. Holders of Voting Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of common stock. The holders of the Voting Preferred Shares are parties to an Amended and Restated Investors' Rights Agreement, dated July 9, 2010 (the "Investors' Rights Agreement"), which contains terms relating to the election of directors. This agreement provides for the continued election of the founders, Bryan Pate and Brent Teal, as the directors of the Company.

Preemptive Rights

The Series D-3 Preferred Non-Voting Shares do not include a right of first offer. However, under the Investors' Rights Agreement, each holder of a Voting Preferred Share has a right of first offer to purchase up to its pro rata share of any equity securities offered by the Company on the same price, terms and conditions as the Company offers such securities to other potential investors. This right does not apply to (i) the issuance of equity interests to employees, consultants, officers or directors of the Company pursuant to stock purchase or stock option plans approved by the board of directors, (ii) the issuance of securities in connection with acquisition transactions approved by the board of directors, (iii) the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings or similar transactions approved by the board of directors, (iv) the issuance of securities in a "Qualified IPO" (a public offering raising at least $20,000,000), or (v) shares issued in connection with stock splits, stock dividends or like transactions. The right of first offer terminates immediately prior to: (i) a Qualified IPO, (ii) the sale of all or substantially all of the assets of the Company, or (iii) a merger, consolidation or other reorganization of the Company resulting in the transfer of 50% or more of its voting power.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

All holders of preferred stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds at the dividend rate specified for such shares of preferred stock payable in preference and priority to any declaration or payment of any distribution on the Company's common stock. The right to receive dividends is not cumulative and no right to dividends accrues to holders of preferred stock by reason of the fact that dividends are not declared or paid. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, or the occurrence of a merger, acquisition or winding up of the Company (each a "liquidation transaction"), all holders of preferred stock are entitled to a liquidation preference that is senior to holders of the common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows:

- $1.00 per share for each share of Series A-1 Preferred Stock;
- $1.07 per share for each share of Series A-2 Preferred Stock;
- $1.65 per share for each share of Series A-3 Preferred Stock;
- $3.00 per share for each share of Series A-4 Preferred Stock;
- $5.00 per share for each share of Series B Preferred Stock;
- $6.00 per share for each share of Series C Preferred Stock;
- $6.25 per share for each share of Series C-1 Preferred Stock;
- $6.50 per share for each share of Series D Preferred Stock;
- $6.50 per share for each share of Series D-1 Preferred Non-Voting Stock;
- $7.00 per share for each share of Series D-2 Preferred Stock; and
- $7.00 per share for each share of Series D-3 Preferred Non-Voting Stock.

in each case plus any declared but unpaid dividends. If, upon such liquidation transaction the assets and funds that are distributable to the holders of preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive. After payment of all liquidation preferences to the holders of preferred stock, as outlined above, all remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of the preferred stock and the common stock based on the number of shares of common stock held by each, assuming conversion of all such shares of preferred stock into common stock.

Co-Sale Right

The Series D-3 Preferred Non-Voting Shares does not include a co-sale right. However, under the Investors' Rights Agreement, if either of the founders propose to sell or otherwise transfer any stock held by them to a third party who is not an investor, the founders shall first give notice of such transfer to all holders of preferred stock not also participating in such sale (the "Nonparticipating Investors"). Such notice shall specify the number of shares being transferred and the price per share. The Nonparticipating Investors shall then have ten days to provide the founders with notice of their intent to sell a pro rata portion of their holdings in lieu of the proposed sale by the founder, with the pro rata amount being determined on the basis of the total number of shares held by the particular Nonparticipating Investor relative to the total holdings of the other Nonparticipating Investors and the founder(s) providing notice. Following the expiration of the ten (10) day period, the founder may then transfer its shares and the shares of the Nonparticipating Investors that elected to participate on substantially the same terms as set forth in the notice.

WHAT IT MEANS TO BE A MINORITY HOLDER

The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of Series D-3 Preferred Non-Voting Shares, a class of stock with no voting rights, you will have limited ability, if any at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

DILUTION

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angle investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution with each share being worth less than before, and control dilution, with the total purchase percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

TRANSFERABILITY OF SECURITIES

The Purchaser may not assign, pledge, or otherwise transfer the Series D-3 Preferred Non-Voting Stock without the prior written consent of the Company. The Series D-3 Preferred Non-Voting Stock may be transferred only upon the surrender of the original share for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form satisfactory to the Company.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

INVESTOR PERKS*

Time Based
Invest before February 6, 2020, and get an additional 10% discount on purchases from www.elliptigo.com on top of your investor discount for 2 years (expires March 5, 2022).

Amount Based
Invest $700+ and enjoy a 10% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.
Invest $3,500+ and enjoy a 20% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.
Invest $7,000+ and enjoy a 30% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

PT Motion Works, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this Offering. For example, if an eligible StartEngine shareholder buys 100 shares of Series D-3 Preferred Non-Voting Stock at $7 / share, they will receive 110 shares of Series D-3 Preferred Non-Voting shares, meaning they'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be rounded down to the nearest whole share.

This 10% Bonus is only valid during the StartEngine shareholder's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the Offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS INFORMATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

The audited financial statements for PT Motion Works, Inc. and subsidiaries for the years ending December 31, 2018 and December 31, 2017 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by dbb*mckennon*.

Financial Condition

The Company's wholly owned operating subsidiary ElliptiGO Incorporated generates revenue by selling elliptical bicycles and related accessories in the United States and around the world. U.S. sales have historically represented 70 – 80% of the Company's annual sales. The Company's cost of sales includes royalty payments made under the license agreement for the Miller patents, which are 3% of the gross amount that the Company's operating entities receive in exchange for a long-stride elliptical cycle (models 3C, 8C and 11R) and one-half of any monies paid by sublicensees who have entered into a sublicense of the Miller patents. The Arc and SUB product families are excepted from this payment requirement and are sold royalty-free.

Results of Operations: Year ended December 31, 2018 and December 31, 2017

The Company's revenues went from $4,871,832 in 2017 to $4,642,737 in 2018 resulting in a decrease in gross profit from $1,925,035 in 2017 to $1,858,649 in 2018. The decrease in revenues was mainly due to a reduction in international revenue, which was caused by a restructuring of our sales force in the third quarter of 2017 and the shutting down of our UK subsidiary ElliptiGO Ltd. in March 2018. The Company's operating expenses went from $3,303,872 in 2017 to $2,538,767 in 2018 resulting in a decrease in the net loss from $1,405,143 in 2017 to $717,811 in 2018. The decrease in operating expenses was mainly due to the restructuring of sales staff the company conducted in the third quarter of 2017.

Preliminary Results of Operations: Nine Months Ended October 31, 2019

The Company's preliminary financial information for the first nine months of operations in 2019 has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. 2019 was a challenging year for the Company, primarily because of the bankruptcy of Performance Bicycles in November 2018. That bankruptcy eliminated 65 of our approximately 250 retailer locations in the USA. These retailers had historically outperformed the average retailer on a per-store basis and collectively, Performance represented as much as 40% of our retail sales in a given year. The bankruptcy also led to a "fire-sale" of approximately 300 of our bikes that Performance had in its inventory as well as rendering uncollectable approximately $272,000 of receivables owed by Performance to us for bikes they had previously purchased.

We expected that other bicycle stores near the Performance locations that went out of business would want to fill in the gap left by Performance and carry our product. Since we could show the success Performance had with our product, we thought it would be an attractive prospect for those stores. Instead, we found that the stores in these areas were not interested in selling ElliptiGO bikes. After extensive efforts to recruit these new dealers, in the second quarter of 2019 we shifted focus and decided to recruit more individual ambassadors to support us as our representatives in the field. Onboarding these individuals can be a time-intensive process because selling products like ours is usually not something they have experience with.

The struggles in recovering from the loss of Performance reflect in our 2019 revenues for the first nine months. Through the end of the third quarter of 2019, Company revenues were $2,711,000, down 26% from $3,665,000 at the end of the third quarter of 2018. An analysis of our sales by channel reveals that our direct to consumer sales were flat year over year, but dealer sales were down 53% from $1,383,000 to $650,000. International sales and commercial sales were also down, but the primary cause of the shortfall in 2019 has been our dealer channel.

At the end of the first nine months of 2019, we had $799,000 in the bank. We started the year with $1,008,000 in cash and took on a $500,000 loan in March 2019, which means that we consumed $709,000 in cash from operations in the first three quarters of 2019. We expect to generate cash from operations in the fourth quarter of 2019 and end up consuming a total of $695,000 in cash in 2019.

To address the loss of Performance and the significant impact it has had on dealer revenue, we decided to focus on cost reduction in the second half of 2019 so we could put ourselves in a position to be profitable in 2020. We did the hard work in 2019 of reducing our total headcount to 10 full-time and 1 part-time employee from a high of 22 full-time and 1 part-time employees in 2017. As a result, our expenses for compensation have fallen from a high of more than $2 million per year to a projected less than $1 million in 2020. We have also made significant cuts to travel and marketing spend, bringing our 2020 budget to less than $2 million in total spend. Assuming we can maintain the same margins in 2020 as we did in 2019, we believe these cuts will enable us to be profitable in 2020 on approximately $4 million in revenue.

We also made significant strides in new product development in 2019. In March, we launched the MSUB our first off-road model. In June, we launched the RSUB, our first large-wheeled on-road model. Our custom stationary trainer solution passed all of our testing procedures and has been moved into production. We expect to start selling that new product in the first quarter of 2020.

Plan of Operations

Company management believes the company is poised to run profitably in 2020 and beyond. If in this funding round, the maximum offering amount is met, the Company should be able to run for the foreseeable future without another equity financing. If the Company only raises the target offering amount, management may have to raise funds through additional rounds and/or sources in order to support future working capital needs.

Liquidity and Capital Resources

Cash went from $1,340,960 in 2017 to $1,007,895 in 2018, reflecting the net loss of $717,811 offset by cash generated from a reduction in Accounts Receivable and Inventory.

The Company has credit cards issued by Chase Bank and CapitalOne.

The funds of this StartEngine Regulation Crowdfunding campaign are important for the Company's continuing operations. We need to raise additional capital to provide substantial working capital to run our business and to have on hand to make strategic marketing investments as necessary in the future.

Since December 2008, PT Motion Works, Inc. has raised approximately $9.160 million in equity funding from individual accredited investors and through a Regulation CF campaign conducted in 2017.

If we raise our minimum of $9,996 through this Regulation Crowdfunding effort, we will be able to pay back the StartEngine Service Fee and will likely use debt to fund working capital needs of the company going forward. If we raise our maximum funding goal of $1,069,999 through this Regulation Crowdfunding effort, we will be able to operate the Company for the foreseeable future based on our expectation of being profitable in 2020 and beyond.

Indebtedness

In March 2019, the Company entered into six identical 1-year term loan agreements for a total loan amount of $500,000. The interest rate on the loans are 10% interest, no payments are due until the end of the term in March 2020. There is no prepayment penalty. As of the filing date, $150,000 of principal plus interest has been repaid, leaving $350,000 in principal plus interest outstanding. The Company does not have any other material indebtedness beyond credit cards, which are paid off timely, and a loan on one company vehicle.

Related Party Transactions

The company has not entered into any Related Party Transactions in the past three years.

Recent Offerings of Securities

In April 2017, the Company raised a total of $2,651,280.50 from concurrent offerings of Series D Preferred Stock and Series D-1 Non-Voting Preferred Stock pursuant to Regulation Crowdfunding and Rule 506(c) under Regulation D, respectively. These proceeds were invested in marketing and sales efforts and new product development, specifically for the creation of the Stand-Up Bike family of products (the SUB, MSUB and RSUB) and custom indoor trainer product.

Valuation

The Company has not obtained any third-party valuations. The offering price and the company's pre-money valuation of $34,108,515 was determined based on the best-estimates of the Company's management, but not based on objective measures. We believe this valuation is reasonable for several reasons. First, we have generated more than $10 million in additional revenue since our last raise. Second, we have sold more than 9,000 additional bikes, increasing our installed base by almost 50% since our last fundraise. We have also launched a new product family and three new products within that family – the ElliptiGO SUB, the ElliptiGO MSUB and the ElliptiGO RSUB. Fourth, we are poised to launch our first custom trainer, which, if it is successful, will enable us to compete more directly with the $1.3 billion indoor elliptical trainer market. Finally, we have done the hard work of right-sizing the business, reducing operating expenses by more than $1 million since 2017 and positioning us to be profitable in 2020.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Fundraising Costs	100%	$9,996	4%	$40,000
Marketing	%	$	75%	$800,000
New Product Development	%	$	10%	$110,000

Working Capital	%	$	11%	$119,999
Total	**100%**	**$9,996**	**100%**	**$1,069,999**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

REGULATORY INFORMATION
Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We have filed a total of three annual reports covering the years 2016, 2017 and 2018. The most current annual report is posted on our website at www.elliptigo.com/investors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

EXHIBIT B
Financials

PT MOTION WORKS, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

PT Motion Works, Inc. and Subsidiaries
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Management and Directors
of PT Motion Works, Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of PT Motion Works, Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Motion Works, Inc. and Subsidiaries as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
October 31, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   **P:** 949.200.3280   **F:** 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

		2018		2017
Assets				
Current assets:				
Cash	$	1,007,895	$	1,340,960
Accounts receivable, less allowance for bad debts		101,486		170,532
Inventory		769,721		1,104,805
Prepaid inventory		99,570		12,949
Other current assets		16,086		10,339
Total current assets		1,994,758		2,639,585
Property and equipment, net		118,728		123,820
Intangible assets, net		162,483		179,386
Other assets		10,018		9,943
Total assets	$	2,285,987	$	2,952,734
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	83,137	$	64,906
Accrued liabilities		169,064		178,712
Customer deposits		3,010		21,593
Notes payable - current		14,237		28,167
Total current liabilities		269,448		293,378
Notes payable - long term, net of current portion		13,919		17,889
Total liabilities		283,367		311,267
Commitments and contingencies (Note 7)		-		-
Stockholders' Equity (Note 8):				
Series A-1 Preferred Stock		167,242		167,242
Series A-2 Preferred Stock		148,129		148,129
Series A-3 Preferred Stock		375,452		375,452
Series A-4 Preferred Stock		1,545,000		1,545,000
Series B Preferred Stock		2,075,000		2,075,000
Series C Preferred Stock		1,000,128		1,000,128
Series C-1 Preferred Stock		1,088,913		1,088,913
Series D Preferred Stock		1,677,751		1,677,751
Series D-1 Preferred Stock		968,600		968,600
Common stock		2,121		2,121
Additional paid-in capital		407,610		344,797
Accumulated other comprehensive loss		(119,533)		(135,684)
Accumulated deficit		(7,333,793)		(6,615,982)
Total stockholders' equity		2,002,620		2,641,467
Total liabilities and stockholders' equity	$	2,285,987	$	2,952,734

The accompanying notes are an integral part of these consolidated financial statements.

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND
OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues	$ 4,642,737	$ 4,871,832
Cost of revenues	2,784,088	2,946,797
Gross profit	1,858,649	1,925,035
Operating Expenses:		
General and administrative	1,439,150	1,439,343
Sales and marketing	878,834	1,574,741
Research and development	220,783	289,788
Total operating expenses	2,538,767	3,303,872
Operating loss	(680,118)	(1,378,837)
Other (income) expense :		
Interest expense	10,079	23,203
Interest income	(9,370)	600
Other expense	26,662	153
Total other (income) expense	27,371	23,956
Loss before provision for income taxes	(707,489)	(1,402,793)
Provision for income taxes	10,322	2,350
Net loss	$ (717,811)	$ (1,405,143)
Foreign currency translation adjustment	16,151	57,359
Other comprehensive loss	$ (701,660)	$ (1,347,784)

PT MOTION WORKS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Preferred Series A-1		Preferred Series A-2		Preferred Series A-3		Preferred Series A-4		Preferred Series B		Preferred Series C	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2016	200,000	$ 167,242	163,549	$ 148,129	242,422	$ 375,452	540,693	$ 1,545,000	415,000	$ 2,075,000	166,682	$ 1,000,128
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Sale of preferred stock for cash	-	-	-	-	-	-	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of note payable to preferred stock	-	-	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2017	200,000	$ 167,242	163,549	$ 148,129	242,422	$ 375,452	540,693	$ 1,545,000	415,000	$ 2,075,000	166,682	$ 1,000,128
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-
December 31, 2018	200,000	$ 167,242	163,549	$ 148,129	242,422	$ 375,452	540,693	$ 1,545,000	415,000	$ 2,075,000	166,682	$ 1,000,128

	Preferred Series C-1		Preferred Series D		Preferred Series D-1		Common Stock			Accumulated		
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
December 31, 2016	174,226	$ 1,088,913	-	$ -	-	$ -	2,094,526	$ 2,095	$ 299,047	$ (193,043)	$ (5,210,839)	$ 1,297,124
Stock based compensation	-	-	-	-	-	-	-	-	45,776	-	-	45,776
Sale of preferred stock for cash	-	-	250,416	1,627,751	153,845	999,993	-	-	-	-	-	2,627,744
Offering costs	-	-	-	-	-	(31,393)	-	-	-	-	-	(31,393)
Conversion of note payable to preferred stock	-	-	7,692	50,000	-	-	-	-	-	-	-	50,000
Exercise of warrants	-	-	-	-	-	-	25,620	26	(26)	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	57,359	-	57,359
Net loss	-	-	-	-	-	-	-	-	-	-	(1,405,143)	(1,405,143)
December 31, 2017	174,226	$ 1,088,913	258,108	$ 1,677,751	153,845	$ 968,600	2,120,146	$ 2,121	$ 344,797	$ (135,684)	$ (6,615,982)	$ 2,641,467
Stock based compensation	-	-	-	-	-	-	-	-	62,813	-	-	62,813
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	16,151	-	16,151
Net loss	-	-	-	-	-	-	-	-	-	-	(717,811)	(717,811)
December 31, 2018	174,226	$ 1,088,913	258,108	$ 1,677,751	153,845	$ 968,600	2,120,146	$ 2,121	$ 407,610	$ (119,533)	$ (7,333,793)	$ 2,002,620

The accompanying notes are an integral part of these consolidated financial statements.

4

PT MOTION WORKS, INC. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (717,811)	$ (1,405,143)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	56,274	61,710
Stock-based compensation	62,813	45,776
Loss on sale of equipment	2,689	-
Bad debt expense	272,602	-
Changes in operating assets and liabilities:		
Accounts receivable	(203,557)	80,651
Inventory	332,191	230,648
Prepaid inventory	(86,621)	82,960
Other current assets	(5,747)	4,760
Other assets	(75)	-
Accounts payable	14,190	(119,347)
Accrued liabilities	(5,363)	(65,945)
Customer deposits	(18,583)	16,290
Net cash used in operating activities	(296,998)	(1,067,640)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(43,968)	(2,895)
Proceeds from sale of equipment	7,000	-
Net cash used in investing activities	(36,968)	(2,895)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of preferred stock	-	2,627,744
Offerings costs paid	-	(31,393)
Repayment of notes payable	(17,900)	(967,306)
Net cash provided by (used in) financing activities	(17,900)	1,629,045
Effect of exchange rate on cash	18,801	27,429
Increase (decrease) in cash and cash equivalents	(351,866)	558,510
Cash and cash equivalents, beginning of year	1,340,960	755,021
Cash and cash equivalents, end of year	$ 1,007,895	$ 1,340,960
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,470	$ 112,490
Cash paid for income taxes	$ 1,600	$ 1,600
Non cash investing and financing activities:		
Conversion of note payable to Series D Preferred stock	$ -	$ 50,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

PT Motion Works, LLC was formed on November 20, 2007 in the State of California. PT Motion Works, Inc. was incorporated on October 14, 2009 in the State of Delaware. PT Motion Works, LLC was merged into PT Motion Works, Inc. on December 15, 2009, with PT Motion Works, Inc. being the surviving entity. PT Motion Works, Inc. is the sole parent of its wholly owned subsidiary ElliptiGO Incorporated. ElliptiGO Incorporated, in turn, was the sole parent of a wholly-owned subsidiary ElliptiGO, Ltd., based in the United Kingdom. ElliptiGO Ltd. was dissolved in 2018 and all assets were transferred to ElliptiGO Incorporated. PT Motion Works, Inc. and ElliptiGO Incorporated are headquartered in Solana Beach, California. The consolidated financial statements of PT Motion Works, Inc., ElliptiGO Incorporated and ElliptiGO, Ltd. (which collectively may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Through ElliptiGO Incorporated, the Company designs, markets, sells and distributes elliptical bikes, stand up bikes and related accessories in the United States and around the world. Elliptical bikes bring together the best elements of running, cycling, and the elliptical trainer. Stand up bikes use a circular motion and are designed to be ridden in a standing position. Both product families provide a low-impact outdoor exercise and recreation experience that is comfortable, fun and effective.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Managements' Plans
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit of approximately $7.3 million as of December 31, 2018. Our future capital requirements will depend on many factors, including: the costs and timing of future product and marketing activities, including product manufacturing, marketing, sales and distribution for any of our products. Until we can generate product revenues substantial enough to fund operations, we expect to finance our cash needs through a combination of equity and/or debt financings.

As disclosed in Note 10, the Company received $500,000 in notes payable in 2019 to fund operations. In an effort to achieve profitability, in 2019, the Company reduced operating costs and introduced two new products. The Company expects to raise additional capital through an equity fundraise using the Regulation Crowdfunding process in the first quarter of 2020. There can be no assurance that we will be able to obtain additional equity or debt financing on terms acceptable to us, if at all. Based upon these plans, the Company expects to have sufficient capital to fund operations for a period in excess of one year from the issuance date of these consolidated financial statements.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of PT Motion Works, Inc., and its wholly owned subsidiaries ElliptiGO Incorporated and ElliptiGO Ltd. through the point in time of its dissolution. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. The Company often extends credit to its wholesale customers without requiring collateral and typically this credit is extended at net 30 days. As of December 31, 2017, no allowance was recorded as all receivables are expected to be collected. As of December 31, 2018, an allowance of $272,602 was established because one of the Company's largest partners declared bankruptcy on November 16, 2018. The Company does not expect to recover a material amount of money from the bankruptcy process.

Inventories

Inventories consist primarily of finished good products that include stand up and elliptical bikes, elliptical bike parts and apparel. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). Net realizable value is estimated based upon assumptions made about future demand and retail market conditions. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 17 years after grant.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during 2018 and 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Product Warranty Costs

The Company provides warranties for certain products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2018 and 2017.

Preferred Stock

Accounting Standards Codification ("ASC") 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is amortized to the accumulated deficit, due to the absence of additional paid-in capital, over the period to redemption using the straight line method.

Revenue Recognition
The Company recognizes revenues from the sale of goods directly to the consumer, retailer, or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment net of returns. All of the Company's performance obligations are fulfilled at time of shipment and there are no obligations that are satisfied over any period of time.

A small percentage of sales involve a customer deposit prior to shipment. These funds are held in a Customer Deposit liability account and this is not recognized as revenue until shipment.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development
The Company incurs research and development costs during the process of researching and developing technologies and future manufacturing processes. These research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. Advertising expenses were approximately $45,000 and $227,000 for the years ended December 31, 2018 and 2017, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2018 and 2017, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company has no uncertain tax positions.

Foreign Currency
The Company's functional currency is the United States Dollar. Transaction gains or losses related to balances denominated in a currency other than the functional currency are recognized in the consolidated Statements of Operations and Other Comprehensive Loss. Net gains or losses resulting from the translation of financial statements are accumulated and charged directly to accumulated comprehensive income or (loss), a component of stockholders' equity. Realized gains or losses resulting from foreign currency transactions are included in operations for the period.

Concentrations
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

As of December 31, 2018 and 2017, the Company had two customers that represented in aggregate 40% and one customer that represented 57% of accounts receivable, respectively. During the year ended December 31, 2018, one customer represented 11% of revenue. During the year ended December 31, 2017, there were no significant concentrations of revenue. Management believes the loss of this customer in 2018 had a significant impact on the Company's operations and financial condition.

As of December 31, 2018, the Company had four vendors that represented 74% of accounts payable and as of December 31, 2017, the Company had two vendors that represented 85% of accounts payable. One vendor is the sole manufacturing source of the Company's product line, comprising approximately 93% of inventory purchases in 2018 and 2017. The loss of this vendor would have a significant impact on the Company's operations and financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Equipment	$ 232,021	$ 191,845
Vehicles	100,967	122,904
Software	41,570	41,570
Office equipment	32,813	29,021
Furniture and fixtures	4,777	4,777
Leasehold improvements	7,918	7,918
Total property and equipment	420,066	398,035
Accumulated depreciation	(301,338)	(274,215)
	$ 118,728	$ 123,820

Depreciation expense for the years ended December 31, 2018 and 2017 was $39,371 and $44,807, respectively.

NOTE 4 – INTANGIBLE ASSETS

Finite intangible assets consisted of the following based on useful lives ranging from 3 to 17 consisted of the following as of December 31 2018 and 2017:

	2018	2017
Patents	$ 282,829	$ 282,829
Licences	4,000	4,000
Website	23,773	23,773
Accumulated amortization	(148,119)	(131,216)
	$ 162,483	$ 179,386

Amortization expense for intangible assets for the years ended December 31, 2018 and 2017 was $16,903 and $16,903, respectively

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Payroll and related benefits	$ 125,334	$ 117,626
Sales and other tax	13,098	19,868
Royalties	30,632	36,212
Other	-	5,006
	$ 169,064	$ 178,712

NOTE 6 – DEBT

Notes Payable

On various dates in 2014 and 2016, the Company purchased four vehicles with a total cost of $100,967, which were financed by notes payable. The notes require monthly payments ranging from $349 to $455, have terms of five years and bear interest at rates ranging from 2.3% to 6.0% per annum. As of December 31, 2018, total principal of $28,156 was outstanding.

In December 2015, the Company entered into a series of notes payable for aggregate proceeds of $1,000,000. The notes bore interest at 9% per annum and were due December 2017. The notes were secured by all of the Company's inventory and accounts receivable from retailers arising from the wholesale purchases of bikes and accessories in the normal course of business. The proceeds were used to fund operations. In 2017, Company repaid $950,000 of principal and $112,490 of accrued interest related to these notes payable. In February 2017, one noteholder converted $50,000 of their note into 7,692 shares of Series D Preferred stock.

As of December 31, 2018, future annual minimum principal payments are as follows for the above described debt:

Years ending December 31:		
2019	$	13,919
2020		10,425
2021		3,812
Total	$	28,156
Less: Current portion		(13,919)
Long term notes payable	$	14,237

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation
As of December 31, 2018, the Company was not a party to any lawsuits.

Operating Lease
The Company has rented office space in Solana Beach, CA since 2009 on a yearly basis with options to extend the lease for periods of one to three years. In June 2017, the Company extended the lease for another year at a monthly rent of $6,850. In June 2018, the Company extended the lease for another year at a monthly rent of $7,043 and in May 2019 the Company extended the lease for at least one additional year at a monthly rent of $7,254 per month.

Licenses
The Company licenses certain patented technology from a third party related to a self-propelled exercise device. Per the terms of the license, as amended, the Company has an exclusive right and license under the licensed patents to make, have made, use, offer to sell, and/or sell licensed products in Taiwan and throughout the United States of America and its possessions. The Company shall have the right to grant one or more sublicenses, with the consent of the third-party. The license required a one-time fee of $4,000. Royalty obligations commenced on the first sale date of February 24, 2010 and are based on the net selling price of the licensed products. In years one and two, the royalties were 3%, in year three the royalties were 4%, and the fourth and all subsequent years will incur a 5% royalty on net sales. In July 2017, the royalty rate was reduced to 4% for all future years. Minimum royalties started in the third year at $10,000 per year and escalated through the fifth year and any future year to $20,000 per year. During the years ended December 31, 2018 and 2017, royalty expenses were $108,824 and $151,292, respectively.

NOTE 8 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company has authorized the issuance of 3,000,000 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below.

Series A Preferred Stock
The Company has authorized 200,000 shares of Series A-1 Preferred Stock, 163,550 shares of Series A-2 Preferred Stock, 242,426 shares of Series A-3 Preferred Stock, and 530,000 shares of and Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock") with par value of $0.001.

Original proceeds under these offerings were $200,000 for the Series A-1 Preferred Stock, $175,000 for the Series A-2 Preferred Stock, $400,000 for the Series A-3 Preferred Stock and $1,545,000 for the Series

A-4 Preferred Stock. Initial investments were reduced proportionate to the losses distributed to such investors while the Company was organized as a Limited Liability Company, as described in Note 1. Accordingly, the carrying values are less than original investments made as shown on the accompanying consolidated balance sheets.

Series B Preferred Stock
The Company has authorized 450,000 shares of Series B Preferred Stock with par value of $0.001. Gross proceeds from the Series B Preferred Stock offering were $2,075,000.

Series C and C-1 Preferred Stock
The Company has authorized 166,682 shares of Series C Preferred Stock and 176,000 shares of Series C-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series C Preferred Stock offering were $1,000,128 and gross proceeds from the Series C-1 Preferred Stock offering were $1,088,913.

Series D and D-1 Preferred Stock
The Company has authorized 620,000 shares of Series D Preferred Stock and 153,815 shares of Series D-1 Preferred Stock with par value of $0.001. Gross proceeds from the Series D Preferred Stock offering to date are $1,662,229 and gross proceeds from the Series D-1 Preferred Stock offering were $999,993. We paid fees of approximately $31,000 related to the Series D-1 Preferred Stock offering, which were treated as a reduction of gross proceeds.

The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock (collectively, "the Designated Preferred Stock") are not redeemable and shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors. Upon liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive, *pari passu* with each other class, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership an amount of $1.00 per share for each share of Series A-1 Preferred Stock, $1.07 per share of each share of Series A-2 Preferred Stock, $1.65 per share of Series A-3 Preferred Stock Preferred Stock, $3.00 per share of Series A-4 Preferred Stock, $5.00 per share of Series B Preferred Stock, $6.00 per share of Series C Preferred Stock, $6.25 per share of Series C-1 Preferred Stock, $6.50 per share of Series D Preferred Stock and $6.50 per share of Series D-1 Preferred Stock then held by them, plus declared but unpaid dividends. If upon the occurrence of such event, the assets and funds to be distributed are insufficient to permit the payments to such holders, then the entire assets and funds legally available for distribution shall be distributed ratably among holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

The Designated Preferred Stock are convertible into common stock at the option of the holder at the same per share price as indicated above and votes with common on an as converted basis. Each class of the Designated Preferred Stock is automatically converted into common stock at the earlier of the sale of the Company's common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $5.00 per share (adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Company of not less than $20,000,000 or the date specified by written consent or agreement of the holders of 66.67% of the then outstanding shares of any individual class of preferred stock.

Liquidation preferences on preferred stock as of December 31, 2018 are as follows:

Series A-1 Preferred Stock	$ 200,000
Series A-2 Preferred Stock	175,000
Series A-3 Preferred Stock	400,000
Series A-4 Preferred Stock	1,545,000
Series B Preferred Stock	2,075,000
Series C Preferred Stock	1,000,128
Series C-1 Preferred Stock	1,088,913
Series D Preferred Stock	1,677,751
Series D-1 Preferred Stock	999,993
Total	$ 9,161,785

Common Stock
The Company has authorized the issuance of 6,000,000 shares of its common stock with par value of $0.001.

Warrants
In May 2010, the Company issued 25,700 warrants for common stock as part of a contract for services in connection with assistance with raising money. The warrants were exercised in May 2017, resulting in the issuance of 25,620 shares of common stock. The warrant holder exchanged 80 shares of common stock to cover the exercise cost of the warrant.

Stock Options
In 2009, the Company's Board of Directors adopted the PT Motion Works, Inc. 2009 Stock Option and Grant Plan (the "2009 Plan"). The 2009 Plan provides for the grant of proprietary interest in the Company to officers, employees, directors, consultants and other key persons. Up to 450,000 shares of common stock may be issued pursuant to awards granted under the 2009 Plan. The 2009 Plan is administered by the Company's Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2018 and 2017, respectively, the Company issued 15,000 and 91,015 stock options under the 2009 Plan to various consultants and employees. The granted options in 2018 and 2017 had an exercise price of $3.25 per share, expire in ten years, and vest monthly over 36 months. The grant date fair value of options granted in 2018 and 2017 was approximately $21,000 and $123,000, respectively. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2018	December 31, 2017
Expected life (years)	6.00	6.00
Risk-free interest rate	2.7%	2.2%
Expected volatility	40%	40%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2016	393,490	$ 2.33	6.4
Granted	91,015	3.25	10.0
Expired/Cancelled	(65,509)	2.89	7.2
Outstanding at December 31, 2017	418,996	$ 2.44	6.0
Granted	15,000	3.25	10.0
Expired/Cancelled	(6,500)	3.00	6.3
Outstanding at December 31, 2018	427,496	$ 2.46	5.1
Exercisable at December 31, 2018	354,089	$ 2.29	4.4

Stock option expense for the years ended December 31, 2018 and 2017 was approximately $63,000 and $46,000, respectively, for which was recorded as general and administrative expense on the accompanying consolidated statement of operations and other comprehensive loss. The Company will recognize the remaining approximate value of the options as of December 31, 2018 with expected expense as follows: 2019 - $62,000, 2020 - $48,000, and 2021 - $29,000, less amounts related to options that do not vest.

NOTE 9 – INCOME TAXES

The major components of the deferred taxes at December 31, 2018 and 2017 are net operating loss carryforwards of approximately $1,376,000 and $1,239,000, respectively, for which are offset by a full valuation allowance. During the years ended December 31, 2018 and 2017, the Company's valuation allowance increased by approximately $137,000 and decreased by approximately $306,000, respectively.

Based on federal and state tax returns filed or to be filed through December 31, 2018 the Company had available approximately $6,555,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards expire in 20 years for federal income tax reporting purposes. For federal and state income tax purposes, the net operating losses begin to expire in 2029.

The United States Federal and applicable state returns from 2015 forward are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

At December 31, 2017, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The Tax Cuts and Jobs Act reduced the federal corporate tax rate used in calculating the deferred income tax liability from 35% to 21%, as a result the Company has adjusted its deferred income tax liabilities for this reduction. This resulted in a one-time reduction of approximately $591,000 to the net deferred tax assets and corresponding valuation allowance for the year ended December 31, 2017.

NOTE 10 – SUBSEQUENT EVENTS

In March 2019, the Company entered into six identical 1-year term loan agreements for a total loan amount of $500,000. The interest rate on the loans are 10% simple interest, no payments are due until the end of the term and there is no prepayment penalty. The loans were taken to ensure the Company had sufficient cash while it built up inventory for the new MSUB product launch.

The Company has evaluated subsequent events that occurred after December 31, 2018 through October 31, 2019, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C

PDF of StartEngine Website

Exhibit D

Video Transcript







Start Investing   Edit My Campaign   Gabriel B.

This offering is not live or open to the public at this moment.

ElliptiGO

Elliptical and Stand-Up Bicycles

Website   Solana Beach, CA   CONSUMER PRODUCTS   SPORTS

$0.00 raised

0 Investors	**56** Days Left
% Equity Offered	**$34.1M** Valuation
Equity Offering Type	**$700.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Own a piece of ElliptiGO, the leading provider of elliptical and stand-up bicycles around the world. This is your chance to invest in the next big category of outdoor fitness and recreation with an established company that has already generated more than $45 million in sales.

Overview   Terms   Updates   Comments   Follow

Reasons to Invest

- We have sold more than 28,000 ElliptiGOs and generated more than $45 million in revenue.
- Our products are used by fitness enthusiasts, recreational athletes, celebrities, professional athletes and more than 300 high school, college and professional teams.
- We hold 43 issued patents and have built a passionate community of thousands of customers around the world.

Leading Innovator in the Massive Outdoor Fitness and Recreation Industry

Our company has raised more than **$9 million** from 600+ investors. These people

believe in our company and our ability to lead the next revolution in fitness. This includes $1 million raised in 2017 through a crowdfunding effort like this one on StartEngine. Since then, we have:

- Generated more than $10 million in additional revenue
- Shipped more than 9,000 bikes to customers around the world
- Doubled the number of high school and university teams using our products to more than 300
- Launched the first Stand Up Bike (SUB) and expanded that family to include 3 new models: the Original SUB, the Mountain SUB and the Road SUB
- Introduced our first off-road model (the MSUB), allowing us to start to tap into this huge cycling category
- Started production for our first custom stationary trainer, which provides a better indoor experience for our customers and works with all of our products. They should be available for purchase this quarter and allow us to market directly against indoor elliptical trainers
- Launched a line of branded accessories, including gloves, helmets, buffs, and towels
- Expanded our IP portfolio by adding 7 additional issued utility patents and one additional issued design patent, bringing our total to 43 issued patents



Check out the MSUB, our first off-road product, in action

THE PROBLEM

Running Causes Injuries, Cycling Is Uncomfortable And Gyms Are No Fun

Running is great exercise, but the pounding takes its toll. Research shows that 40% - 80% of runners get at least one running-related injury each year.[1] Cycling is a fun way to get exercise, but many cyclists find the riding position painful, especially the bike seat.[2] No one likes seat pain. Finally, indoor elliptical trainers provide a great, low-impact exercise, but are limited to indoor use. No one wants to be stuck doing cardio at the gym on a beautiful day. We knew there had to be a better way for people to exercise, so we created it.



Reported Bike Pain By Area

34% Experience Neck Pain

41% Experience Back Pain

33%



41%
Experience
Groin Pain

Experience
Knee Pain

[3]

**Running Participation by Age
(2018)**



Total # of Part. (000s)

10,000

8,000

6,000

4,000

2,000

35 to 44   45 to 54   55 to 64   65+

Ages

>80%
drop off of runners
from ages 35 to 65

[4]

ElliptiGO Bikes Provide A Killer Low-Impact, Comfortable, Full-Body Workout That's FUN!

Our products include the best elements of running, cycling and the elliptical trainer while eliminating their drawbacks. ElliptiGO bikes provide the fun and exhilaration of cycling without the pain caused by the seat and riding position. They also provide a weight-bearing, full-body workout like the elliptical trainer, with the added benefit of enabling you to go almost anywhere instead of being stuck in a gym. In addition, our elliptical bikes get rid of the impact from running while delivering a running-like feeling and time-efficient workout. This unique ability to deliver a fun, comfortable, low-impact, full-body and time-efficient workout outdoors sets elliptical and stand-up bikes apart from any other product on the market today.

	ElliptiGO	Bicycle	Elliptical	Running
Outdoor	✔	✔	✖	✔
Impact	Low	Low	Low	High
Whole Body Workout	✔	✖	✔	✖
Time Efficient Workout	30 – 45 mins	60 -90+ mins	30 – 45 mins	20 – 40 mins

Workout				
Comfortable	★★★★	★★☆☆	★★★★	★★★☆
Fun	🙂	😃	☹️	🙂

"Burns 33% more calories than a traditional bike"[5]

Product Families



ElliptiGO **8C**

Long-Stride

Long-stride models deliver a running-like experience and balanced muscle activation. These models feature adjustable stride lengths, are the easiest on joints, and are ideal for longer rides.

ELLIPTICAL



ElliptiGO **MSUB**

Stand-Up Bike (SUB)

Enjoy a familiar circular pedal stroke similar to a conventional bicycle, but with more comfortable positioning and a great, full-body workout. Works quadriceps more than our long-stride models.

CIRCULAR



Compact-Stride

Nimble and fun, the Arc is the lightest and quietest elliptical bike and the only one that enables adjustability exclusively in the vertical dimension



ElliptiGO ARC8

vertical dimension.

ELLIPTICAL



ElliptiGO Trainer

Stationary Trainer

Set to launch very soon, our fluid stationary trainer will provide the best experience for our customers who want to use their ElliptiGO bikes indoors. It is the only stationary trainer on the market approved for use with all of our products.

TRAINER

THE MARKET

The Market For Elliptical And Stand-Up Bikes Could Exceed A Billion Dollars Globally

Several other product categories that are similar to stand-up and elliptical bikes have grown from nothing to become billion-dollar industries in the recent past. Examples include mountain bikes, electric bikes, Spinning, and elliptical trainers. If we can deliver a product family with the right performance that is priced appropriately and positioned correctly, then we expect to see this category grow to become larger than the elliptical trainer market. That would mean an industry with between 30 million and 40 million participants in the US alone generating annual revenues of $1-2 billion.


Running
Outdoor Runners
Indoor Runners
38.5m
49.5m
$1.4b
Cycling
Outdoor Cyclists
Indoor Cyclists
36.7m
42.5m
$600m
$2.7b
Elliptical
Outdoor Elliptical Cyclists
Indoor Elliptical Users
33.2m
30 - 40m
potential users
$1.2b
$1 - 2b
potential market

U.S. Indoor and Outdoor Markets (2018)

[6]

OUR TRACTION

We Have Acquired A Broad Customer Base And Are Ready For Growth

Since introducing the world's first elliptical bicycle in 2010, we have shipped more than 28,000 bikes to customers in 60+ countries around the world and generated over $45 million in revenue. Our customers range from professional athletes and teams looking for a training advantage to Baby Boomers who want to lose weight







or stay fit. Our product lineup has expended to seven different models priced from $799 to $3,699. To increase the utility of all of our products, we expect to launch a stationary indoor trainer solution soon that will enable all of our customers to enjoy their ElliptiGO bikes year-round regardless of where they live. Finally, we are in development on electric-assist products that could be retro-fitted onto existing bikes as well as enable us to offer electric elliptical and stand-up bikes in the future.

More Than 300 Teams Use ElliptiGOs To Train Their Athletes, Including:

Tennessee	Texas A&M	NC State	Cal Berkeley	Kansas	Michigan
Michigan State	Clemson	Georgia Tech	BYU	Kansas State	Nebraska
Arkansas	Missouri	Florida State	Virginia	Dartmouth	Arizona State

Meet Our Customers

The ElliptiGO community includes tens of thousands of riders spread across more than 60 countries. Their energy, enthusiasm and personal stories keep everyone here at ElliptiGO motivated to deliver the best products we can. They are an energetic, enthusiastic and supportive group. Our customers have created their own 3,500-person group on Facebook and several years ago, they established the Global ElliptiGO Riders Club. With more than 200 members, the Club puts on several events across the country and fosters a lot of camaraderie by setting riding challenges and rewarding members for riding. After our intellectual property, ElliptiGO customers are our best asset. Their experience with our products is the most powerful resource we have for inspiring new customers to become a part of the ElliptiGO family.

"

I would never have imagined that when I Googled "most comfortable bike seat" and found the ElliptiGO Website, how



put, my ElliptiGO bikes changed
my life and have been a huge part
of my personal transformation in
losing over 100lbs. Fitness has
never been this much FUN!

—Lyn Huston

"

I can't say enough good things about my
ElliptiGO Arc. I'm almost 70 years old and have
two metal hips. I haven't been able to run on
the road for 30 years, but riding the Arc
enables me to recapture the simple pleasure
that running once provided. I never got that
from a bike, treadmill or anything else in the
gym. Plus, unlike anything in the gym, the Arc
is FUN! As a result, I've dropped weight and
improved my fitness.

—David Grigg



"

I love it! I'm feeling great, I've lost 15
pounds, and my knees and back
don't hurt when I'm finished. I'm up
to about 1.5 hours per ride. Buying
the ElliptiGO was the best decision.
I wish I'd done it sooner.

—Steve Neubert



Click here to see our 800+ customer reviews

Everyone Is Talking About Us

Robb Report   RUNNING!   SHAPE   Entrepreneur   GOOD MORNING AMERICA

Chicago Tribune   CNN   WIRED   The New York Times   Consumer Reports

The Oprah Magazine   Health   Outside   fitness   early show

abc NEWS   TODAY   ESPN   CNBC   Men's Fitness

Bicycling   Women's Running   THE WALL STREET JOURNAL   Men's Journal   THE HUFFINGTON POST

The Doctors   Los Angeles Times   ANDERSON LIVE   FAST COMPANY   competitor

New York   Triathlete   c|net   NEW YORK POST   RUNNER'S WORLD

View all

THE VISION

We Are Determined To Grow This Category Through Marketing And Innovation

In 5 years, we want to be generating at least $20 million in revenue each year. In 10 years, we want to be at least a $50 million company. Getting there will require a lot of work. We intend to continue to be the leader in innovation in this industry and plan to continue to grow our product portfolio. When we study the bicycle and elliptical trainer industries, it is clear to us that we have only scratched the surface in terms of product development and we see a wide range of paths forward to achieve our goals.



OUR TEAM

Experts In Our Fields With An Authentic Passion For Fitness

ElliptiGO was created by two Ironman triathletes to provide the ideal solution for people who could no longer run because of overuse injuries. Our management team has been working together at ElliptiGO for more than nine years. In that time period, our company has developed more products, generated more revenue, secured more intellectual property, and shipped more bikes than any other player in the outdoor elliptical and stand-up bicycle industry. We are well-positioned to reap the benefits from the growth of this new industry.



Bryan Pate
CEO/Co-Founder (Director)

Bryan co-founded the Company and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts for Palomar Technologies (formerly a division of Hughes Aircraft Co.), and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.



Brent Teal
CTO/Co-Founder (Director)

 Brent co-founded the Company and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of



experience designing and building new products for a wide range of industries. He is a former ultramarathoner and Ironman triathlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.



Bryce Whiting
VP of Sales

Bryce joined the Company in 2009 and leads the Company's sales efforts. He has more than 20 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a Naval Officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed 16 marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.



Beth Visscher
VP of Operations

Beth joined the Company in 2010 and leads the Company's customer service and operations teams. She has more than fifteen years of experience gained from operations roles at DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

WHY INVEST

Join Us In Making This Category "The Next Big Thing"

About once a decade a new kind of activity emerges that takes the world by storm. In the 1980s it was the mountain bike boom. In the 1990s, snowboarding exploded onto the scene. In the 2000s, the elliptical trainer took over the cardio fitness landscape. More recently, stand-up paddleboards (SUPs) and electric bikes have become hugely popular. We believe that elliptical and stand-up bikes are ideally situated to become the next "it" thing in recreation and fitness. If we are right and this category becomes the next one to experience explosive growth, we believe we could be one of the biggest beneficiaries of that growth, thanks to our brand position and intellectual property portfolio.



TIMELINE



2005
The ElliptiGO is Imagined - Bryan Pate and Brent Teal begin

The ElliptiGO is imagined - Bryan Pate and Brent Teal begin prototyping the concept

2006
Alfa is Born - The first prototype is completed and the riding begins

2008
License Patent - The Company secures an exclusive license from the inventor of the elliptical trainer

2009
Death Ride - Pate and Teal complete the Death Ride, proving viability of elliptical bikes

2010
Introduce the World's First Elliptical Bike, The ElliptiGO 8S

2011
Expand Product Line - Introduce the ElliptiGO 3C, ElliptiGO 8C and ElliptiGO 11R models

2012
US Olympic Marathoner Meb Keflezighi begins training on an ElliptiGO

2013
10,000th bike sold

2014
ElliptiGO-user Meb Keflezighi wins the Boston Marathon at age 39, becoming the oldest person to win the race in the modern era

2015
Introduce the ElliptiGO Arc - World's first "compact-stride" elliptical bike

2016
More than 50 athletes who cross-train on ElliptiGO compete at the U.S. Olympic Trials

2017
Raise more than $2.6 million from more than 500 investors, including oversubscribed Regulation Crowdfunding raise through StartEngine. At the time we were only the 8th company to reach $1 million and had the highest investment amount per investor ever; 20,000th bike sold

2018
Introduce the ElliptiGO SUB - establishing the "Stand Up Bike" category; 25,000th bike sold

2019
Introduce the ElliptiGO RSUB and the ElliptiGO MSUB - the first production stand up bike with a suspension system for off-road use

2020
Introduce the first ElliptiGO-specific stationary trainer product. Compatible with all of our models and delivers a better experience for our customers who want to train indoors

How do I make money on my investment?

Everyone who owns equity in ElliptiGO, including all of our employees, our co-founders (Bryan and Brent), and all of our investors expect to make money from our investments through either a successful sale of the company or an initial public offering (IPO) 3 to 5 years in the future. So, this is a buy and hold strategy with the belief that we will be able to grow the business and command a valuable sale price or conduct a successful initial public offering (IPO) where we can sell our shares for many times what we paid for them. Keep in mind that investing in a startup like ours is risky. There is a real chance that we will fail to have a successful exit or even go out of business, in which case your investment could end up being worth nothing.

Is there a catch?

There's no catch. We are issuing the same class of preferred shares through this offering that we have issued to all of our previous investors who have collectively invested more than $9 million in our Company. The biggest advantage of these preferred shares compared to the common shares that our employees and co-founders hold is the requirement that all of our investors get paid back 100% before the common shareholders receive any distribution from a sale of the company. Once the preferred shareholders are paid back 100% of their investment amount, their shares convert to common and participate equally with the common shareholders. So, we are all in this together, and the employees' and co-founders' shares only become valuable if we can sell the company for more than our investors have put into it or we can conduct a successful initial public offering (IPO).

How was the share price determined?

In 2017 we raised more than $2.6 million at a price of $6.50 per share. $1 million of that came through a Regulation CF offering like this one that was oversubscribed, meaning more people wanted to invest than we could allow to invest. Since then we have launched three new bike models, including our first off-road model, we are in the process of launching our own stationary trainer, and we are developing our first electric bike model. We believe the additional progress we have made (more than $10 million more revenue and more than 9,000 additional ElliptiGO bikes on the road) takes us closer to our goal of creating this industry. As a result, we believe the company is worth more now than it was back then. The increase in price to $7.00 reflects that belief.

What will the money be used for?

The majority of the money will be used on marketing. Our focus is on profitably growing the company as quickly as we can. We believe that our products deliver the experience we want them to and we have a very enthusiastic customer base. The primary issue holding back our growth is awareness of our products and belief that they provide the experience that they do. That is why we will be using these funds to improve our marketing efforts. A smaller portion of the money will go towards new product development and about 6% will go towards costs related to the fundraise itself.

Can I ask you questions?

Sure – please do. Because of the rules around Regulation Crowdfunding, please ask your questions through this forum. That way everyone gets to see the question and answer.

References

[1] Incidence and determinants of lower extremity running injuries in long distance runners: a systematic review, Br J Sports Med 2007;41:469–480. doi: 10.1136/bjsm.2006.033548

[2] Non-traumatic injury profile of amateur cyclists, South African Journal of Sports Medicine, S Afr J SM 2014;26(4):119-122. DOI:10.7196/SAJSM.555

[3] Ibid.

[4] Sports and Fitness Industry Association, 2019 Single Sport Report on Running/Jogging available at: https://www.sfia.org/reports/742_Running-Jogging-Participation-Report-2019

[5] - Findings from research conducted by the Exercise and Physical Activity Resource Center (EPARC) Lab, Department of Preventive Medicine at the University of California, San Diego. Report available at https://www.elliptigo.com/wp-content/uploads/2015/10/ElliptiGO-EE-Study-Final-Report1.pdf

[6] Sports and Fitness Industry Association, 2019 Sports, Fitness, and Leisure Activities Topline Participation Report, available at: https://www.sfia.org/reports/707_2019-Sports%2C-Fitness%2C-and-Leisure-Activities-Topline-Participation-Report; and Sports and Fitness Industry Association, 2019 Manufacturers' Sales by Category Report available at: https://www.sfia.org/reports/710_2019-Manufacturers%27-Sales-by-Category-Report

Offering Summary

Company :	PT Motion Works, Inc.
Corporate Address :	740 E. Solana Circle, Solana Beach, CA 92075
Offering Minimum :	$9,996.00
Offering Maximum :	$1,069,999.00
Minimum Investment Amount (per investor) :	$700.00

Terms

Offering Type :	Equity
Security Name :	Series D-3 Preferred Non-Voting Stock
Minimum Number of Shares Offered :	1,428
Maximum Number of Shares Offered :	152,857
Price per Share :	$7.00
Pre-Money Valuation :	$34,108,515.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Bonus Rewards*

Time Based:

Invest before February 6, 2020, and get an additional 10% discount on purchases from www.elliptigo.com on top of your investor discount for 2 years (expires March 5, 2022).

Amount Based:

Invest $700+ and enjoy a 10% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.

Invest $3,500+ and enjoy a 20% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.

Invest $7,000+ and enjoy a 30% discount on purchases from www.elliptigo.com. Discount is good on all full-priced products sold through www.elliptigo.com, excluding shipping and taxes.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

PT Motion Works, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series D-3 Preferred Non-Voting Stock at $7 / share, you will receive 110 Series D-3 Preferred Non-Voting Stocks, meaning you'll own 110 shares for $700. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings


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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video:

High Performance

Low Impact

Burns 33% more calories than a bike

Easy to ride

Easy to transport

Full-body workout

Comfortable stand up position

Expert craftsmanship

ElliptiGO - revolutionize your fitness - elliptigo.com

Campaign Page Video:

S.U.B. Stand up bike

Introducing the first all-terrain stand up bike

Built for off-road adventures

Comfortable stand up position

Hyper-efficient, full-body workout

Boundless fun

GO anywhere

ElliptiGO - elliptigo.com/msub

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PT MOTION WORKS, INC.", FILED IN THIS OFFICE ON THE FOURTEENTH DAY OF OCTOBER, A.D. 2009, AT 6:49 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4720351 8100

090936376

AUTHENTICATION: 7584447

DATE: 10-15-09

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:52 PM 10/14/2009
FILED 06:49 PM 10/14/2009
SRV 090936376 - 4720351 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PT MOTION WORKS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

PT Motion Works, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), does hereby certify as follows:

1. That the name of this corporation is PT Motion Works, Inc., and that this corporation was originally incorporated pursuant to the Delaware General Corporation Law on August 13, 2009.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, as amended, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation shall be PT Motion Works, Inc. (the "Corporation").

ARTICLE II

The registered office of the Corporation in the State of Delaware is to be located at 615 South Dupont Hwy, in the City of Dover, County of Kent, DE 19901, and its registered agent at such address is: National Corporate Research, LTD.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 15,000,000 shares, each with a par value of

LIBC/3641663.1

$0.001 per share. 10,000,000 shares shall be Common Stock and 5,000,000 shares shall be Preferred Stock.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. 200,000 shares of Preferred Stock shall be designated "Series A-1 Preferred Stock"; 163,550 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock"; 242,426 shares of Preferred Stock shall be designated "Series A-3 Preferred Stock" and 530,000 shares of Preferred Stock shall be designated "Series A-4 Preferred Stock." The Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock may be referred to herein collectively as the "Series A Preferred Stock." The rights, preferences, privileges, and restrictions granted to and imposed on the Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock are as set forth below in this Article IV(B). The Board of Directors of the Corporation (the "Board of Directors") is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them.

Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in Certificates of Designations or the Certificate of Incorporation ("Protective Provisions"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to increase or decrease the number of shares of any series (other than the Series A-1, Series A-2, Series A-3 or Series A-4 Preferred Stock), prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

1. **Dividend Provisions.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. In the event of any taking by the Corporation of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

-2-

2. Liquidation.

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of series of Preferred Stock that may from time to time come into existence, the holders of the Series A-1, Series A-2 Series A-3 and Series A-4 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) $1.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A-1 Preferred Stock then held by them, (ii) $1.07 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A-2 Preferred Stock then held by them, (iii) $1.65 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A-3 Preferred Stock then held by them, and (iv) $3.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A-4 Preferred Stock then held by them, in each case plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above and any other distribution that may be required with respect to series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Series A Preferred Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Series A Preferred Stock into Common Stock).

(c) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), unless the holders of at least 66 2/3% of the outstanding Series A Preferred Stock (calculated on an as-converted to Common Stock basis) elect not to treat the transaction as a Liquidation Transaction (any such transaction, unless elected otherwise, a "Liquidation Transaction"), provided, however, that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting stock of the surviving corporation following the transaction (taking into account only stock of the Corporation held by such stockholders prior to the transaction).

LIBC/3641663.1

(ii)   **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Certificate of Incorporation, all notice periods or requirements in this Certificate of Incorporation may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock (calculated on an as-converted to Common Stock basis) that are entitled to such notice rights.

(iv)   **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3.   **Redemption.** The Preferred Stock is not redeemable.

4.   **Conversion.** The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   **Right to Convert.** Subject to Section 4(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) $1.00 in the case of the Series A-1 Preferred Stock, (ii) $1.07 in the case of the Series A-2 Preferred Stock, (iii) $1.65 in the case of the Series A-3 Preferred Stock, and (iv) $3.00 in the case of the Series A-4 Preferred Stock, by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be $1.00 for shares of Series A-1 Preferred Stock, $1.07 for shares of Series A-2 Preferred Stock, $1.65 for shares of Series A-3 Preferred Stock and $3.00 for shares of Series A-4 Preferred Stock. Such initial Conversion Prices shall be subject to adjustment as set forth in Section 4(d) below.

(b)   **Automatic Conversion.** Each share of Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $20,000,000 (net of underwriting discounts and commissions) or (ii) the date specified by written consent or agreement of the holders of 66 2/3% of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis.

(c)   **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, and a certificate for the remaining number of shares of Preferred Stock if less than all of the Preferred Stock evidenced by the certificate were surrendered. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of such surrender of the shares of such series of Preferred Stock to be converted or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)   **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Series A Preferred Stock shall be subject to adjustment from time to time as follows:

(i)   **Stock Splits and Dividends.** In the event the Corporation should at any time after the date hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock, then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each of the Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in outstanding shares.

(ii)   **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each of the Series A Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e)   **No Fractional Shares and Certificate as to Adjustments.**

(i)   No fractional shares shall be issued upon the conversion of any share or shares of any series of Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series A Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(f) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of each series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(g) **Notices**. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights**. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Series A Preferred Stock shall have the same voting rights as the holders of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held, and each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

7. **Repurchase of Shares.** If and to the extent the Corporation may from time to time be or become subject to certain provisions of the California Corporations Code pursuant to the operation of Section 2115 thereof, each holder of an outstanding share of Preferred Stock shall be deemed to have waived application of Sections 502 and 503 of the California Corporations Code to the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors or other persons performing services for the Corporation or a subsidiary of the Corporation that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) upon the occurrence of certain events, such as the termination of employment or services; or (ii) pursuant to the Corporation's exercise of rights of first refusal to repurchase such shares.

(C) **Common Stock.**

1. **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B).

3. **Redemption.** The Common Stock is not redeemable.

4. **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE V

The Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

LIBC/3641663.1

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 14ᵗʰ day of October 2009.



By:

Name: Bryan Pate

Title: Co-President

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PT MOTION WORKS, INC.

PT Motion Works, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), does hereby certify as follows:

1.   The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting first paragraph of Article IV(B) thereof and inserting the following in lieu thereof, so that, as amended, said first paragraph of Article IV(B) shall be read in its entirety as follows:

"**Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Certificate of Incorporation may be issued from time to time in one or more series. 200,000 shares of Preferred Stock shall be designated "Series A-1 Preferred Stock"; 163,550 shares of Preferred Stock shall be designated "Series A-2 Preferred Stock"; 242,426 shares of Preferred Stock shall be designated "Series A-3 Preferred Stock" and 545,000 shares of Preferred Stock shall be designated "Series A-4 Preferred Stock." The Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock may be referred to herein collectively as the "Series A Preferred Stock." The rights, preferences, privileges, and restrictions granted to and imposed on the Series A-1, Series A-2, Series A-3 and Series A-4 Preferred Stock are as set forth below in this Article IV(B). The Board of Directors of the Corporation (the "Board of Directors") is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them."

2.   The foregoing amendment was duly adopted, in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

* * *

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this ___ day of May 2010.

By: _____
Name: Bryan Pate
Title: Co-President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PT MOTION WORKS, INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JANUARY, A.D. 2017, AT 12:35 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

4720351 8100
SR# 20170013463

Authentication: 201804717
Date: 01-03-17

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 01/03/2017
FILED 12:35 PM 01/03/2017
SR 20170013463 - File Number 4720351

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PT MOTION WORKS, INC.

PT Motion Works, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), does hereby certify as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for written consents in lieu of a special meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, the the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "Article IV, Section (A)" so that, as amended, said Article shall be and read as follows:

> "(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the Corporation is authorized to issue is 9,000,000 shares, each with a par value of $0.001 per share. 6,000,000 shares shall be Common Stock and 3,000,000 shares shall be Preferred Stock."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, written consents from the stockholders were obtained in lieu of a special meeting of stockholders of the Corporation in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the Generation Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 3rd day of January, 2017.

By: [signature]
Title: Co-President and Director
Name: Bryan Pate

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF DESIGNATION OF "PT MOTION WORKS,
INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF
DECEMBER, A.D. 2019, AT 1:49 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

4720351 8100
SR# 20198951378

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202104419
Date: 01-02-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:49 PM 12/31/2019
FILED 01:49 PM 12/31/2019
SR 20198951378 - File Number 4720351

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

SERIES D-3 PREFERRED STOCK

OF

PT MOTION WORKS, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

PT Motion Works, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"), does hereby certify that the Board of Directors of the Corporation (the "Board of Directors" or the "Board") pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, adopted the following resolution on December 27, 2019, which authorizes the designation of a new series of the Corporation's Preferred Stock, par value $0.001 per share (the "Preferred Stock"):

RESOLVED, that the Board of Directors of the Corporation pursuant to authority expressly vested in it by the Restated Certificate of Incorporation of the Corporation hereby creates a new series of Preferred Stock, par value $0.001 per share, with such voting powers and with such designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions, as set forth below:

I.
DESIGNATION AND AMOUNT

The designation of the new series, which consists of 160,000 shares of Preferred Stock, is the Series D-3 Preferred Stock (the "Series D-3 Preferred Stock").

II.
RIGHTS, PREFERENCES AND PRIVILEGES

1. **Dividend Provisions.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of Series D-3 Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. In the event of any taking by the Corporation of a record of the holders of Common Stock for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to

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receive any other right, the Corporation shall mail to each holder of Series D-3 Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

2.   **Liquidation.**

(a)   **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of other series of Preferred Stock that may from time to time come into existence, the holders of the Series D-3 Preferred Stock shall be entitled to receive, *pari passu* with the holders of the Corporation's Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock (collectively, the "Series A Preferred Stock"), Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock (collectively, together with the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock, and Series D-2 Preferred Stock the "Designated Preferred Stock") and prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $7.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series D-3 Preferred Stock then held by them, in each case plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Designated Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of series of Preferred Stock that may from time to time come into existence, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Designated Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b)   **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above and any other distribution that may be required with respect to series of Preferred Stock that may from time to time come into existence, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Series D-3 Preferred Stock *pari passu* with the holders of the remaining Designated Preferred Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Designated Preferred Stock into Common Stock).

(c)   **Certain Acquisitions.**

(i)   **Deemed Liquidation.** For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), unless the holders of at least 66 2/3% of the outstanding Preferred Stock elect not to treat the transaction as a Liquidation Transaction (any such transaction, unless elected otherwise, a "Liquidation

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Transaction"), provided, however, that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting stock of the surviving corporation following the transaction (taking into account only stock of the Corporation held by such stockholders prior to the transaction).

(ii)   **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner

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than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of this Certificate of Incorporation, all notice periods or requirements in this Certificate of Incorporation may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of at least 66 2/3% of the outstanding shares of the Preferred Stock (calculated on an as-converted to Common Stock basis and voting together as a single class) that are entitled to such notice rights.

(iv)   **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3.   **Redemption.** The Series D-3 Preferred Stock is not redeemable.

4.   **Conversion.** The holders of the Series D-3 Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   **Right to Convert.** Subject to Section 4(c), each share of Series D-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing $7.00 by the Conversion Price, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share shall be $7.00; such initial Conversion Prices shall be subject to adjustment as set forth in Section 4(d) below.

(b)   **Automatic Conversion.** Each share of Series D-3 Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), the public offering price of which is not less than $5.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) and which results in aggregate cash proceeds to the Corporation of not less than $20,000,000 (net of underwriting discounts and commissions) or (ii) the date specified by written consent or agreement of the holders of 66 2/3% of the then outstanding shares of Series D-3 Preferred Stock.

(c)   **Mechanics of Conversion.** Before any holder of Series D-3 Preferred Stock shall be entitled to convert such Preferred Stock into shares of Common Stock, the holder shall provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series D-3 Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any

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number of such holder's shares of Series D-3 Preferred Stock and, if applicable, any event upon which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of receipt of said written request or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering Series D-3 Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Common Stock upon conversion of such Series D-3 Preferred Stock shall not be deemed to have converted such Series D-3 Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Series D-3 Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Dividends.** In the event the Corporation should at any time after the date hereof fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock, then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price for the Series D-3 Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in outstanding shares.

(ii) **Reverse Stock Splits.** If the number of shares of Common Stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series D-3 Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share shall be decreased in proportion to such decrease in outstanding shares.

(e) **No Fractional Shares and Certificate as to Adjustments.**

(i) No fractional shares shall be issued upon the conversion of any share or shares of any series of Series D-3 Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series D-3 Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such

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fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of the Series D-3 Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series D-3 Preferred Stock a writing setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series D-3 Preferred Stock, furnish or cause to be furnished to such holder a writing setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series D-3 Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series D-3 Preferred Stock.

(f) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series D-3 Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series D-3 Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series D-3 Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series D-3 Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(g) **Notices**. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series D-3 Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights**. Except as expressly provided by this Certificate of Designations, the Certificate of Incorporation or as provided by law, the holders of Series D-3 Preferred Stock shall have no voting rights and shall not be entitled to notice of any stockholders' meetings nor participate in shareholder votes, including the election of Company Directors.

6. **Status of Converted Stock**. In the event any shares of Series D-3 Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

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7.   **Repurchase of Shares**. If and to the extent the Corporation may from time to time be or become subject to certain provisions of the California Corporations Code pursuant to the operation of Section 2115 thereof, each holder of an outstanding share of Preferred Stock shall be deemed to have waived application of Sections 502 and 503 of the California Corporations Code to the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors or other persons performing services for the Corporation or a subsidiary of the Corporation that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) upon the occurrence of certain events, such as the termination of employment or services; or (ii) pursuant to the Corporation's exercise of rights of first refusal to repurchase such shares.

* * *

IN WITNESS WHEREOF, this Certificate of Designations has been executed by a duly authorized officer of this corporation on this 27th day of December, 2019.

By: *Bryan Pate*
Name: Bryan Pate
Title: Co-President

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